Exhibit 99.1

Sinovac Issues Corporate Update
 Tuesday November 28, 7:30 am ET

BEIJING, Nov. 28 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, issues a corporate update today.

Sales and Marketing

The unaudited sales of third quarter 2006, second quarter 2006, and third quarter 2005 were RMB 35,975,000 or USD$4,510,000, RMB 23,908,000 or USD$2,980,000, and RMB 16,198,000 or USD$1,987,000, respectively. Third quarter 2006 sales increased 50% over second quarter 2006 and 122% over third quarter 2005. The third quarter 2006 sales results are based on preliminary unaudited financials and the Company has filed its financial results in the semi-annual report of 2006 on Form 6K with the Securities and Exchange Commission.

The sales of Anflu started in September 2006. An after-sales clinical trial of Anflu was recently conducted in the City of Tianjin. A total 225 healthy adults and elders were vaccinated with Anflu. The result shows the vaccine is well tolerated.

Update on Panflu Clinical Trial

Sinovac was approved by China State Food And Drug Administration (SFDA) to give the third shot to those who were vaccinated with Panflu in Phase I clinical trial. The trial will further demonstrate the tolerance of the vaccine and immune response after a booster. It will also help on the determination on the relevant dosage with different vaccination schedule. The trial will be initiated shortly.

Sinovac has filed the application with China State Food And Drug Administration for the application to conduct a Phase II human clinical trial on its Pandemic Influenza (H5N1) vaccine. Sinovac has been granted fast track status for the application of pandemic flu vaccine.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com